UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter and year ended December 31, 2007

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth Quarter 2007 and Full Year Results and Declares Quarterly Dividend”, dated February 21, 2008.

Exhibits

1.	Press release, dated February 21, 2008

Exhibit 1

Textainer Group Holdings Limited Reports Fourth Quarter 2007 and Full Year Results and Declares Quarterly Dividend

HAMILTON, Bermuda (BUSINESS WIRE) – February 21, 2008. Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the fourth quarter and the year ended December 31, 2007.

Total revenues for the quarter increased by $12.9 million, or 22%, to $70.6 million compared to $57.7 million in the prior year quarter primarily due to an increase in trading container sales proceeds of $9.6 million, or 377%, to $12.2 million compared to $2.6 million in the prior year quarter. EBITDA(1) for the quarter increased by $5.1 million, or 14%, to $41.2 million compared to $36.1 million in the prior year quarter.

Net income for the quarter was $15.0 million, which was a decrease of $2.0 million, or 12%, compared to $17.1 million in the prior year quarter. Textainer recorded $3.8 million more in unrealized losses on interest rate swaps, net in the fourth quarter of 2007 compared to the prior year quarter. Excluding this non-cash, non-operating item(1) Textainer’s net income would have increased 6% from $17.3 million in the fourth quarter of 2006 to $18.4 million in the fourth quarter of 2007. Textainer’s net income per diluted common share decreased by $0.12 per share, or 27%, to $0.32 per share for the fourth quarter of 2007 from $0.44 per share in the prior year quarter. The decrease in Textainer’s net income per diluted common share was partly due to the increase in Textainer’s weighted average number of shares outstanding for the fourth quarter of 2007 as a result of the additional shares issued in Textainer’s initial public offering in that quarter.

Total revenues for the year ended December 31, 2007 increased by $29.3 million, or 13%, to $255.8 million compared to $226.5 million for the year ended December 31, 2006. EBITDA(1) for the year ended December 31, 2007 increased by $21.6 million, or 16%, to $154.0 million compared to $132.4 million for the year ended December 31, 2006.

Net income for the year ended December 31, 2007 was $67.7 million, which was an increase of $11.4 million, or 20%, compared to $56.3 million for the prior year. Textainer recorded $7.7 million more in unrealized losses on interest rate swaps, net in the year ended December 31, 2007 compared to the prior year. Excluding this non-cash, non-operating item(1), Textainer’s net income would have increased $16.6 million, or 29%, from $56.7 million in 2006 to $73.3 million in 2007. Textainer’s net income per diluted common share increased by $0.20 per share, or 14%, to $1.66 per share for the year ended December 31, 2007 compared to $1.46 per share for the year ended December 31, 2006. Textainer’s net income for the year ended December 31, 2007 included a gain on disposal of $4.6 million that was recorded in the third quarter due to the reported loss by the U.S. military of approximately 28,000 on-lease containers. The U.S. military may report additional losses in the future, but we do not expect such losses, if any, to be of such a significant number of containers.

“I am very pleased with our 2007 fourth quarter and full year results. Overall demand for our containers through December was strong. Textainer’s utilization continued to remain above 93% during the fourth quarter of 2007”, commented John A. Maccarone, President and CEO of Textainer.

He continued, “Our container resale segment had the best quarter in its history. Full year resale income before taxes of $10.3 million exceeded last year’s record results by $4.8 million, or 89%, compared to $5.5 million in the prior year.”

“For us, the major event in the fourth quarter was our initial public offering in October which allowed us to raise approximately $138 million, net of underwriting discounts and offering expenses. We used a portion of the proceeds to repay approximately $56 million that we had previously borrowed under our secured debt facility to fund our purchase of the exclusive rights to manage the approximately 500,000 TEU container fleet of Capital Lease, a competitor. We also used a portion of the proceeds to purchase, for $71 million, additional shares of Textainer Marine Containers Limited (TMCL), representing 50% of the shares formerly owned by Fortis Bank, our joint venture partner. For many years one of our primary goals has been to increase the size of our owned container fleet, which is now 40% of our total fleet of over 2 million TEU. We believe the return earned on investments in containers remains very attractive. The TMCL transaction was a significant step toward achieving this goal.”

Outlook

The initial outlook for 2008 is somewhat complex due to forecasts of lower GDP growth in many countries, including China. Lower China export growth in 2008 would reflect lower demand for imports in both North America and the European Union, and would also impact intra-Asia trade. There is also uncertainty about freight rates due to the large number of new vessels forecasted to enter service this year. If freight rates decline, and liner profitability weakens, there is a good chance that Textainer’s customers may decide to lease a larger portion of their total container requirements in 2008 than in the previous three years. The cost of borrowing is also increasing and some shipping lines may even find that their ability to borrow, regardless of cost, has been reduced. This is another reason which may cause shipping lines to lease a larger portion of their total container requirements in 2008.

Management believes that Textainer is well positioned to win a significant share of leased container opportunities in 2008 due to Textainer’s access to competitively priced capital, and container buying power. Textainer has already ordered 39,600 TEU of new containers for first quarter 2008 delivery. Management also believes that limited access to credit for some lessors may present acquisition opportunities for Textainer.

As we announced on January 3, 2008, Textainer re-entered the refrigerated container market, which we had exited in the 1990’s, because we perceive conditions in that market to now be favorable. Management believes that it can place at least $30 million worth of refrigerated containers into service on long term leases in 2008, which would increase Textainer’s capital expenditures by about 10% above its original budget. Textainer already has sales/marketing and operations/technical expertise in-house, and refrigerated containers are leased by our existing customer base, which is supported by Textainer’s current sales team. Therefore, the incremental overhead costs to Textainer for entering and operating in this market are expected to be minimal.

Textainer also expects that its Resale Division will continue to experience attractive pricing and relatively high sales volumes.

Dividend

On February 20, 2008, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.21 per share on Textainer’s issued and outstanding common shares, payable on March 10, 2008 to shareholders of record as of March 3, 2008. This is an increase of $0.01 per share, or 5%, from the third quarter 2007 cash dividend of $0.20 per share.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 2:00 p.m. EST on Friday February 22, 2008 to discuss Textainer’s fiscal fourth quarter 2007 and full year results. An archive of the Webcast will be available one hour after the live call through February 22, 2008. The dial-in number for the conference call is 1-877-675-4757; outside the U.S. call 1-719-325-4930. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.3 million containers, representing over 2,000,000 twenty-foot equivalent units (TEU), in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We principally lease dry freight containers, which are by far the most common of the three principal types of intermodal containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We believe we are also one of the largest sellers of used containers, having sold an average of more than 50,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 350 independent depots in more than 130 locations.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements (i) that the return earned on investments in containers remains very attractive, (ii) that Textainer is on track to purchase more than the 39,600 TEU of new containers that Textainer has already ordered, (iii) that the U.S. military may report additional losses in the future, but management does not expect such losses, if any, to be of such a significant number of containers, (iv) Textainer is well positioned to win a significant share of leased container opportunities in 2008, (v) limited access to credit for some lessors may present acquisition opportunities for Textainer, (vi) Textainer can place at least $30 million worth of refrigerated containers into service on long term leases in 2008, (vii) regarding the expected incremental overhead costs for entering and operating in the refrigerated container market and (viii) regarding Textainer’s expectations for its Resale Division. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; and the international nature of the container shipping industry exposes Textainer to numerous risks. For a discussion of such risks and uncertainties, see “Risk Factors” in Textainer’s final prospectus relating to Textainer’s initial public offering dated October 9, 2007 and filed with the Securities and Exchange Commission on October 11, 2007 and Form 6-K for the quarter ended September 30, 2007 and filed with the Securities and Exchange Commission on November 19, 2007.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this statement. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

CONTACT: Textainer Group Holdings Limited

Mr. Tom Gallo

Corporate Compliance Officer

415-658-8227

ir@textainer.com

Source: Textainer Group Holdings Limited

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$69,447	$41,163
Accounts receivable, net of allowance for doubtful accounts of $3,160 and $2,320 in 2007 and 2006, respectively	44,688	41,348
Net investment in direct financing and sales-type leases	9,116	6,182
Containers held for resale	3,798	3,964
Prepaid expenses	2,527	2,009
Deferred taxes	352	3,234
Due from affiliates, net	9	15

Total current assets	129,937	97,915
Restricted cash	16,742	21,989
Containers, net	856,874	763,612
Net investment in direct financing and sales-type leases	48,075	36,040
Fixed assets, net	1,230	1,340
Intangible assets, net	72,646	17,960
Interest rate swaps	127	4,172
Other assets	2,715	4,239

Total assets	$1,128,346	$947,267

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,612	$4,618
Accrued expenses	11,115	13,167
Container contracts payable	28,397	32,927
Due to owners, net	18,019	6,570
Secured debt facility	6,585	—
Bonds payable	58,000	58,000

Total current liabilities	126,728	115,282
Revolving credit facility	21,500	—
Secured debt facility	124,391	53,000
Bonds payable	370,938	430,167
Interest rate swaps	4,409	180
Long-term income tax payable, net	15,733	7,912
Deferred taxes	10,814	13,510

Total liabilities	674,513	620,051

Minority interest	49,717	85,922

Shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,604,640 and 38,274,640 shares at 2007 and 2006, respectively	476	383
Additional paid-in capital	163,753	24,093
Notes receivable from shareholders	(432)	(1,180)
Accumulated other comprehensive income	579	380
Retained earnings	239,740	217,618

Total shareholders’ equity	404,116	241,294

Total liabilities and shareholders’ equity	$1,128,346	$947,267

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Income

Three Months and Years Ended December 31, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three months ended December 31,		Years ended December 31,
	2007	2006	2007	2006
Revenues:
Lease rental income	$47,119	$47,406	$192,342	$186,093
Management fees	7,587	4,871	24,125	16,194
Trading container sales proceeds	12,182	2,554	25,497	14,137
Gain on sale of containers, net	3,749	2,735	13,544	9,558
Other, net	(6)	152	284	480

Total revenues	70,631	57,718	255,792	226,462

Operating expenses:
Direct container expense	6,539	7,309	32,895	29,757
Cost of trading containers sold	10,206	1,986	20,753	11,480
Depreciation expense	12,861	10,934	48,757	54,330
Amortization expense	1,699	565	3,677	1,023
General and administrative expense	5,335	3,902	18,063	15,870
Short-term incentive compensation expense	1,037	1,725	4,094	4,694
Long-term incentive compensation expense	912	69	932	285
Bad debt expense, net	(156)	(73)	1,133	664

Total operating expenses	38,433	26,417	130,304	118,103

Income from operations	32,198	31,301	125,488	108,359

Other income (expense):
Interest expense	(9,716)	(8,869)	(37,094)	(33,083)
Interest income	1,299	651	3,422	2,286
Realized gains on interest rate swaps, net	492	900	3,204	2,848
Unrealized losses on interest rate swaps, net	(4,197)	(363)	(8,274)	(574)
Gain on disposal of lost military containers, net	—	—	4,639	—
Other, net	97	411	56	243

Net other expense	(12,025)	(7,270)	(34,047)	(28,280)

Income before income tax and minority interest	20,173	24,031	91,441	80,079

Income tax expense	(2,169)	(1,349)	(6,847)	(4,299)
Minority interest expense	(2,960)	(5,607)	(16,926)	(19,499)

Net income	$15,044	$17,075	$67,668	$56,281

Net income per share:
Basic	$0.32	$0.45	$1.66	$1.47
Diluted	$0.32	$0.44	$1.66	$1.46
Weighted average shares outstanding (in thousands):
Basic	47,605	38,255	40,800	38,186
Diluted	47,605	38,503	40,841	38,488

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2007	2006
Cash flows from operating activities:
Net income	$67,668	$56,281

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	48,757	54,330
Provision for containers held for resale	2	(1)
Bad debt expense, net	1,133	664
Unrealized losses on interest rate swaps, net	8,274	574
Amortization of debt issuance costs	1,395	1,405
Amortization of intangible assets	3,677	1,023
Gains on sale of containers and disposal of lost military containers, net	(18,183)	(9,558)
Long-term incentive compensation expense	911	285
Minority interest expense	16,926	19,499
Decrease (increase) in:
Accounts receivable, net	(4,473)	215
Containers held for resale	702	334
Prepaid expenses	(411)	1,293
Due from affiliates, net	6	36
Other assets	(383)	(1,280)
(Decrease) increase in:
Accounts payable	(6)	(3,153)
Accrued expenses	(1,357)	(8,020)
Due to owners, net	11,449	559
Long-term income tax payable, net	7,821	7,912
Deferred taxes, net	526	1,030

Total adjustments	76,766	67,147

Net cash provided by operating activities	144,434	123,428

Cash flows from investing activities:
Purchase of additional shares of Textainer Marine Containers Ltd	(71,131)	—
Purchase of containers and fixed assets	(207,171)	(104,818)
Purchase of intangible assets	(56,000)	(18,983)
Proceeds from sale of containers and fixed assets	70,200	34,142
Receipt of principal payments on direct finance and sales-type leases	7,594	6,456

Net cash used in investing activities	(256,508)	(83,203)

Cash flows from financing activities:
Proceeds from revolving credit facility	49,500	—
Principal payments on revolving credit facility	(28,000)	—
Proceeds from secured debt facility	236,000	74,000
Principal payments on secured debt facility	(157,300)	(21,000)
Principal payments on bonds payable	(58,000)	(58,000)
Decrease (increase) in restricted cash	5,247	(8,610)
Debt issuance costs	(297)	(1,339)
Initial public offering costs	(2,905)	—
Issuance of common shares	140,872	56
Repayments of notes receivable from shareholders	1,623	658
Retirement of common shares	—	(97)
Dividends paid	(46,581)	(27,311)

Net cash provided by (used in) financing activities	140,159	(41,643)

Effect of exchange rate changes	199	350

Net increase (decrease) in cash and cash equivalents	28,284	(1,068)
Cash and cash equivalents, beginning of the year	41,163	42,231

Cash and cash equivalents, end of the year	$69,447	$41,163

(Continued)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2007	2006
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$32,478	$28,812
Income taxes	$850	$981
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(4,530)	$30,373
Containers placed in direct finance leases	$23,488	$15,667

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA and Net Income to Net Income Excluding Unrealized Losses on Interest Rate Swaps, Net

Three Months and Years Ended December 31, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income to EBITDA and a reconciliation of net income to net income excluding unrealized losses on interest rate swaps, net for the three months and years ended December 31, 2007 and 2006. EBITDA (defined as net income, before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps, net, income tax expense, minority interest expense and depreciation and amortization expense) and net income excluding unrealized losses on interest rate swaps, net (defined as net income, before unrealized losses on interest rate swaps, net and the related impact on income tax expense and minority interest expense) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA and net income excluding unrealized losses on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income excluding unrealized losses on interest rate swaps, net is useful in evaluating our operating performance because unrealized losses on interest rate swaps, net is a non-cash, non-operating item. We believe EBITDA and net income excluding unrealized losses on interest rate swaps, net both provide useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our continued growth with internally generated funds. EBITDA and net income excluding unrealized losses on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and neither EBITDA or net income excluding unrealized losses on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended December 31		Years Ended December 31
	2007	2006	2007	2006
Reconciliation of EBITDA:
Net income	$15,044	$17,075	$67,668	$56,281
Adjustments:
Interest income	(1,299)	(651)	(3,422)	(2,286)
Interest expense	9,716	8,869	37,094	33,083
Realized gains on interest rate swaps, net	(492)	(900)	(3,204)	(2,848)
Unrealized losses on interest rate swaps, net	4,197	363	8,274	574
Income tax expense	2,169	1,349	6,847	4,299
Minority interest expense	2,960	5,607	16,926	19,499
Depreciation expense	12,861	10,934	48,757	54,330
Amortization expense	1,699	565	3,677	1,023
Impact of reconciling items on minority interest expense	(5,677)	(7,069)	(28,595)	(31,598)

EBITDA	$41,178	$36,142	$154,022	$132,357

(Continued)

	Three Months Ended December 31		Years Ended December 31
	2007	2006	2007	2006
Reconciliation of net income excluding unrealized losses on interest rate swaps, net:
Net income	$15,044	$17,075	$67,668	$56,281
Adjustments:
Unrealized losses on interest rate swaps, net	4,197	363	8,274	574
Income tax expense	—	—	—	—
Minority interest expense	(862)	(152)	(2,594)	(151)

Net income excluding unrealized losses on interest rate swaps, net	$18,379	$17,286	$73,348	$56,704

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2008

Textainer Group Holdings Limited

By:	/s/ John A. Maccarone
John A. Maccarone
Chief Executive Officer